                                                                 File No. 69-292

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          ----------------------------

                              Form U-3A-2 for 2001

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                       UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                               QUESTAR CORPORATION
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

     As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has three direct subsidiaries:
Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Questar Market Resources, Inc., a Utah corporation ("Market Resources");

and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

     Regulated Services has three subsidiaries: Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("QES"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It has several subsidiaries-Questar Transportation Services Company, Questar Southern Trails Company and Questar TransColorado, Inc. Each subsidiary is incorporated in Utah and conducts operating, pipeline or processing operations. QES performs energy management, appliance financing, and other activities.

     Questar InfoComm owns data processing, communications, and electronic gas measurement equipment systems, and performs data processing, communications, and gas measurement services for other members of the consolidated group and third parties. It also owns a majority interest in Consonus, Inc., a Utah corporation that is involved in data security and related activities.

     Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("QEP"), which engages in oil and gas exploration and related development and production activities throughout the western and Midcontinent portions of the United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd.); Shenandoah Energy Inc. ("SEI"), which also engages in oil and gas exploration and production activities, primarily in eastern Utah; Questar Energy Trading Company ("QET"), which conducts energy marketing activities; and Questar Gas Management Company ("QGM"), which is engaged in gathering and field processing activities. Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Market Resources except SEI have their principal offices at 180 East 100 South Street, Salt Lake City, Utah. SEI has its principal office at 475 17th Street, Denver, Colorado.

     With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 731,900 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 2001. Of these customers, 707,011 were located in Utah, 23,265 were located in southwestern Wyoming, 1,623 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 22,805 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 21,800 miles in its Utah distribution system.

     Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 44 percent of Questar Gas's total gas supply in 2001 and is reflected in Questar Gas's rates at "cost-of-service" prices.

     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. QET markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

          (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE) AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     During the 2001 calendar year, Questar Gas sold 94,334 thousand decatherms ("Mdth") of natural gas, including 83,650 Mdth at retail (defined as residential and commercial customers), and transported 54,624 Mdth of natural gas. (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each thousand cubic feet of natural gas contains approximately 1.051 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,684 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2001 were $704,113,000, of which $654,422,000 were attributable to its operations in Utah, $26,178,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $1,163,000 were attributable to its operations in Idaho. (Questar Gas's total 2001 revenues included $22,229,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 2001.

     The Company itself did not sell any natural or manufactured gas.

          (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     During the 2001 calendar year, Questar Gas distributed at retail 3,099 Mdth of natural gas outside the state of Utah, it's state of incorporation.

     The Company itself did not distribute at retail any natural or manufactured gas.

          (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     During 2001, Questar Gas sold 479 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2001, also transported 608 Mdth of natural gas to customers outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2001. Questar itself did not sell at wholesale any natural gas or manufactured gas during 2001.

     Questar itself did not sell at wholesale any natural or manufactured gas.

          (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     During the 2001 calendar year, Questar Gas purchased 35,976 Mdth of natural gas or approximately 38 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

          (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

     None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENTS(S).

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                                   UNDERTAKING

     Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

     Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.


                                    EXHIBIT A

     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     The following exhibits are attached to and made a part of this filing:

Exhibit A-1    Consolidating Statement of Income of Questar Corporation and
               Subsidiaries as of December 31, 2001

Exhibit A-2    Consolidated Statement of Common Shareholders' Equity, Questar
               Corporation and Subsidiaries as of December 31, 2001.

Exhibit A-3    Consolidating Balance Sheet, Questar Corporation and Subsidiaries
               as of December 31, 2001.

                                    EXHIBIT B

     AN ORGANIZATION CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

     Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


[corporate seal]                        QUESTAR CORPORATION

Attest:


/s/ Connie C. Holbrook                  By /s/ S. E. Parks
-------------------------------            ---------------------------------
Connie C. Holbrook                         S. E. Parks
Secretary                                  Senior Vice President, Treasurer and
                                           Chief Financial Officer


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Connie C. Holbrook
               Senior Vice President, General Counsel & Secretary
                               Questar Corporation
                       180 East 100 South, P.O. Box 45433
                        Salt Lake City, Utah 84145-0433

EXHIBIT A-1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(Unaudited)

                                    Questar             Questar Regulated Services
                                     Market      ------------------------------------     Corporate                      Questar
                                   Resources      Questar    Questar Pipeline  Other      and Other   Intercompany   Corporation
                                  Consolidated      Gas        Consolidated              Operations   Transactions   Consolidated
                                  -----------    ---------  ---------------- --------    ----------   ------------   ------------
                                                                     (Dollars in Thousands)
Revenues
  From unaffiliated customers     $   645,867    $ 701,150    $    49,402    $  4,603    $  38,328                   $ 1,439,350
  From affiliated companies           100,530        2,963         75,491       1,463       29,444    $  (209,891)
                                  -----------    ---------    -----------    --------    ---------    -----------    -----------
     TOTAL REVENUES                   746,397      704,113        124,893       6,066       67,772       (209,891)     1,439,350

Operating expenses
  Cost of natural gas and other
    products sold                     324,124      498,545                      2,204       25,949       (175,811)       675,011
  Operating and maintenance           112,087      103,427         47,244       3,665       35,127        (31,195)       270,355
  Exploration                           6,986                                                                              6,986
  Depreciation, depletion
    and amortization                   92,678       35,030         15,407         213        8,407                       151,735
  Abandonment and impairment of
    oil and gas properties              5,171                                                                              5,171
  Other expenses                       46,010        8,729          2,920          67        1,144         (2,885)        55,985
                                  -----------    ---------    -----------    --------    ---------    -----------    -----------
    Total operating expenses          587,056      645,731         65,571       6,149       70,627       (209,891)     1,165,243
                                  -----------    ---------    -----------    --------    ---------    -----------    -----------
    Operating income (loss)           159,341       58,382         59,322         (83)      (2,855)                      274,107

Interest and other income              17,618        5,158          5,950       5,374       14,957        (12,034)        37,023
Income (loss) from
  unconsolidated affiliates             1,265                      (1,106)                                                   159
Debt expense                          (22,872)     (23,777)       (16,908)       (572)     (12,738)        12,034        (64,833)
Income tax                            (54,218)     (13,890)       (17,517)     (1,888)        (757)                      (88,270)
                                  -----------    ---------    -----------    --------    ---------    -----------    -----------
    Net income                    $   101,134    $  25,873    $    29,741    $  2,831    $  (1,393)                  $   158,186
                                  ===========    =========    ===========    ========    =========    ===========    ===========

EXHIBIT A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(Unaudited)

                                                   Common Stock                              Note             Other        Compre-
                                           ---------------------------      Retained       Receivable     Comprehensive     hensive
                                             Shares           Amount        Earnings       from ESOP         Income         Income
                                           -----------     -----------     -----------    -----------     -----------     ----------
                                                                             (Dollars in Thousands)
BALANCES AT JANUARY 1, 1999                82,632,078     $   298,888     $   535,460    $    (3,955)    $    18,359
  Issuance of common stock                    488,302           8,124
  Purchase of common stock                 (1,701,527)        (28,575)
  1999 net income                                                              96,852                                      $ 96,852
  Payment of common stock
    dividends of $.67 per share                                               (55,328)
  Income tax benefit of dividends
    paid to ESOP                                                                   38
  Collection of note receivable
    from ESOP                                                                                  3,955
  Other comprehensive income
    Unrealized loss on securities
      available for sale, net of
      income tax benefit of $13,193                                                                           21,303         21,303
    Foreign currency translation
      adjustment, net of income
      taxes of $327                                                                                             (605)          (605)
                                           -----------     -----------     -----------    -----------     -----------     ----------
BALANCES AT DECEMBER 31, 1999              81,418,853         278,437         577,022                         39,057      $ 117,550
                                                                                                                          ==========
  Issuance of common stock                    958,232          11,764
  Purchase of common stock                 (1,558,811)        (25,543)
  2000 net income                                                             149,477                                     $ 149,477
  Payment of common stock dividends
    of $.685 per share                                                        (55,084)
  Income tax benefit associated
    with exercise of nonqualified
    options and premature dispositions                          3,972
  Other comprehensive income
    Unrealized loss on securities
      available for sale, net of
      income tax benefit of $16,767                                                                         (25,453)        (25,453)
    Foreign currency translation
      adjustment, net of income
      tax benefit of $949                                                                                    (1,017)         (1,017)
                                           -----------     -----------     -----------    -----------     -----------     ----------
BALANCES AT DECEMBER 31, 2000              80,818,274     $   268,630     $   671,415                   $    12,587       $ 123,007
                                                                                                                          ==========
  Issuance of common stock                    705,576          23,316
  Purchase of common stock                       (443)        (12,488)
  2001 net income                                                             158,186                                     $ 158,186
  Payment of common stock dividends
    of $.705 per share                                                        (57,193)
  Income tax benefit associated
    with exercise of nonqualified
    options and premature dispositions                          2,839
  Other comprehensive income
    Unrealized gain on energy
      hedging transactions, net of
      income tax benefit of $15,423                                                                          25,919          25,919
    Unrealized loss on securities
      available for sale, net of
      income tax benefit of $6,565                                                                          (10,595)        (10,595)
    Unrealized loss on interest rate
      swapes, net of income tax
      benefit of $235                                                                                          (392)           (392)
    Foreign currency translation
      adjustment, net of income tax
      benefit of $1,304                                                                                      (1,443)         (1,443)
                                           -----------     -----------     -----------    -----------     -----------     ----------
BALANCES AT DECEMBER 31, 2001              81,523,407     $   282,297     $   772,408                     $  26,076       $ 171,675
                                           ===========     ===========     ===========    ===========     ===========     ==========

EXHIBIT A-3
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Unaudited)


                                                                                      Questar Regulated Services         Questar
                                        Questar                    Corporate   ---------------------------------------    Market
                                      Corporation  Intercompany    and Other     Questar  Questar Pipeline   Other       Resources
                                      Consolidated Transactions   Operations       Gas      Consolidated                Consolidated
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
                                                                           (Dollars in Thousands)
CURRENT ASSETS
  Cash and cash equivalents           $    11,300                 $     4,207   $    4,366  $        520   $       (63)  $     2,270
  Notes receivable from affiliates                  $  (408,200)      397,500                                    1,200         9,500
  Accounts and notes receivable           205,457       (37,660)       21,924      107,886         9,681        13,749        89,877
  Federal income taxes receivable           3,593                        (547)         363        (4,152)         (497)        8,426
  Hedging receivable                       50,270                                                                             50,270
  Inventories                              49,128                         207       27,023         2,328           198        19,372
  Prepaid expenses and other               16,136                       2,261        1,097           643           474        11,661
  Purchased gas adjustment                  8,296                                    8,296
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
   TOTAL CURRENT ASSETS                   344,180      (445,860)      425,552      149,031         9,020        15,061       191,376
PROPERTY, PLANT AND EQUIPMENT           4,089,407                      75,021    1,144,455       881,248         9,519     1,979,164
  Less allowances for depreciation,
     depletion and amortization         1,524,309                      42,055      489,583       256,755         4,586       731,330
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
    NET PROPERTY, PLANT AND EQUIPMENT   2,565,098                      32,966      654,872       624,493         4,933     1,247,834
INVESTMENT IN UNCONSOLIDATED
 AFFILIATES                               144,928    (1,664,555)    1,114,462                    121,099       550,093        23,829
SECURITIES AVAILABLE FOR SALE,
   approximates fair value                 13,623                      13,623
CASH ESCROW DEPOSITS                        6,838                       6,441                                      397
LONG-TERM NOTES RECEIVABLE                  9,122        (5,000)        5,000                                    9,122
GOODWILL                                   90,927                      18,228        5,876                                    66,823
OTHER ASSETS                               60,995                      10,622       24,065        19,109         3,920         3,279
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
                                      $ 3,235,711   $(2,115,415)  $ 1,626,894  $   833,844   $   773,721   $   583,526   $ 1,533,141
                                      ===========   ===========   ===========   ==========   ===========    ===========  ===========

CURRENT LIABILITIES

  Short-term loans                    $   530,246                 $   430,246                $   100,000
  Notes payable to affiliates                       $  (408,200)       35,400  $    66,600        18,300   $    12,800       275,100
  Accounts payable and accrued
    expenses                              200,855       (37,660)       19,895       74,324        22,867        16,387       105,042
  Interest payable                         13,193                         438        5,570         2,380                       4,805
  Other taxes payable                      33,694                         546        8,539          (424)          131        24,902
  Deferred income taxes                     3,153                                    3,153
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
    TOTAL CURRENT LIABILITIES             781,141      (445,860)      486,525      158,186       143,123        29,318       409,849
LONG-TERM DEBT, less current portion      997,423                         132      285,000       310,065       402,226
LONG-TERM NOTES PAYABLE                                  (5,000)        5,000
OTHER LIABILITIES                          27,286                      10,574          452         4,434           582        11,244
DEFERRED INVESTMENT TAX CREDITS             4,966                                    4,960             6
DEFERRED INCOME TAXES                     324,309                      (1,591)      79,317        73,216        (1,657)      175,024

MINORITY INTEREST                          19,805                      11,436                                                  8,369

COMMON SHAREHOLDERS' EQUITY

  Common stock                            282,297       (34,349)      282,812       22,974         6,551                       4,309
  Additional paid-in capital                           (937,583)       12,911      121,875       142,034       544,736       116,027
  Retained earnings                       772,408      (669,784)      793,019      161,080        94,292        10,547       383,254
  Other comprehensive income               26,076       (22,839)       26,076                                                 22,839
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
    TOTAL COMMON SHAREHOLDERS' EQUITY   1,080,781    (1,664,555)    1,114,818      305,929       242,877       555,283       526,429
                                      -----------   -----------   -----------   ----------   -----------    ----------- ------------
                                      $ 3,235,711   ($2,115,415)  $ 1,626,894  $   833,844   $   773,721   $   583,526   $ 1,533,141
                                      ===========   ===========   ===========   ==========   ===========    ===========  ===========
